Exhibit 1.2
EXECUTION VERSION
SUPPORT AGREEMENT
between
BARRICK GOLD CORPORATION
- and -
ARIZONA STAR RESOURCE CORP.

October 28, 2007

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION

1.1	Definitions	2
1.2	Construction and Interpretation	7
1.3	Currency	8
1.4	Schedules	8

ARTICLE 2 THE OFFER

2.1	The Offer	8
2.2	Arizona Star Support for the Offer	11
2.3	Outstanding Stock Options	13
2.4	Shareholder Rights Plan	14
2.5	Officers and Employees	15
2.6	Directors of Arizona Star	15
2.7	Subsequent Acquisition Transaction	15
2.8	Transaction Structuring and Alternative Transaction	16

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF BARRICK

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF ARIZONA STAR

ARTICLE 5 CONDUCT OF BUSINESS

5.1	Conduct of Business by Arizona Star	16

ARTICLE 6 OTHER COVENANTS

6.1	Further Assurances	21
6.2	No Solicitations, Opportunity to Match, Etc.	21
6.3	Notification of Certain Matters	27
6.4	Investigation by Barrick	27
6.5	Officers’ and Directors’ Indemnification	27
6.6	Shareholder Claims	28
6.7	Required Securities Laws Approvals	28
6.8	Reorganization	28

- i -

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER

7.1	Termination	29
7.2	Termination Payment	32
7.3	Effect of Termination Payment	33
7.4	Amendment	33
7.5	Waiver	33

ARTICLE 8 GENERAL PROVISIONS

8.1	Fees and Commissions	34
8.2	Public Statements	34
8.3	Confidentiality	34
8.4	Notices	34
8.5	Severability	36
8.6	Contra Proferentum	36
8.7	No Third Party Beneficiaries	36
8.8	Entire Agreement	36
8.9	Assignment	36
8.10	Governing Law	36
8.11	Counterparts	37

Schedule	Description

A	Conditions of the Offer
B	Representations and Warranties of Barrick
C	Representations and Warranties of Arizona Star

- ii -

SUPPORT AGREEMENT
          MEMORANDUM OF AGREEMENT made as of the 28th day of October, 2007.
BETWEEN:
BARRICK GOLD CORPORATION,
a corporation existing under the laws of the
Province of Ontario,
(hereinafter called “Barrick”)
— and —
ARIZONA STAR RESOURCE CORP.,
a corporation existing under the laws of the
Province of British Columbia,
(hereinafter called “Arizona Star”)
          WHEREAS Barrick is prepared to make the Offer (as hereinafter defined);
          AND WHEREAS contemporaneously herewith, Barrick has entered into a lock-up agreement (each, a "Lock-Up Agreement”) with each of the Locked-Up Shareholders (as hereinafter defined) pursuant to which, among other things, such Locked-Up Shareholders have agreed to tender to the Offer all of the Common Shares (as hereinafter defined) held by them, all on the terms and subject to the conditions set forth in the Lock-Up Agreement;
          AND WHEREAS the board of directors of Arizona Star (the “Board of Directors”) has unanimously determined, after receiving financial and legal advice and following the receipt and review of recommendations from the Special Committee (as hereinafter defined), that it would be advisable and in the best interests of Arizona Star and the Shareholders (as hereinafter defined) (other than Barrick) for the Board of Directors to take all reasonable action to support the Offer and to recommend acceptance of the Offer to Shareholders in writing, all on the terms and subject to the conditions contained herein;
          NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION
1.1 Definitions
          In this Agreement (including the Schedules hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:
(a)	“Acquisition Proposal” has the meaning set out in Section 6.2(a)(i);

(b)	“affiliate” means an “affiliate” as defined in National Instrument 45-106 “Prospectus and Registration Exemptions”;

(c)	“Alternative Transaction” has the meaning set out in Section 2.8(b);

(d)	“AMEX” means the American Stock Exchange;

(e)	“Applicable Securities Laws” has the meaning set out in Section 2.1(b);

(f)	“Arizona Star” means Arizona Star Resource Corp., a corporation existing under the laws of the Province of British Columbia;

(g)	“Arizona Star Public Documents” means all documents filed by Arizona Star under Applicable Securities Laws since May 1, 2006;

(h)	“Arizona Star Subsidiaries” means Subsidiaries of Arizona Star, including CC28523 Limited, AC40689 Limited and CMC;

(i)	“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of Law;

(j)	“Barrick” means Barrick Gold Corporation, a corporation existing under the laws of the Province of Ontario;

(k)	“Barrick Assignee” has the meaning set out in Section 7.2(c);

(l)	“Barrick Percentage” has the meaning set out in Section 2.6;

(m)	“Barrick Subsidiaries” means Subsidiaries of Barrick;

(n)	“BCBCA” means the Business Corporations Act (British Columbia), as amended;

(o)	“Board of Directors” has the meaning set out in the recitals;

(p)	“business day” means any day (other than a Saturday or Sunday) on which commercial banks located in Toronto, Canada are open for the conduct of business;

(q)	“Change in Control Time” has the meaning set out in Section 2.6;

(r)	“Circular” has the meaning set out in Section 2.1(b);

(s)	“CMC” means Compañía Minera Casale Limitada;

(t)	“Common Shares” means the common shares of Arizona Star, including common shares issued on the exercise of Options or upon the conversion, exchange or exercise of any other Convertible Securities, and the associated SRP Rights, and “Common Share” means any one common share of Arizona Star and its associated SRP Right;

(u)	“Compulsory Acquisition” has the meaning set out in Section 2.7;

(v)	“Confidentiality Agreement” means the confidentiality agreement dated October 18, 2007 between Barrick and Arizona Star;

(w)	“Contemplated Transactions” means the Offer, the take-up of Common Shares by Barrick pursuant to the Offer, the transactions contemplated by the Lock-Up Agreements, any Compulsory Acquisition, any Subsequent Acquisition Transaction, any subsequent amalgamation, merger or other business combination of Barrick (or any of its affiliates) and Arizona Star, and any Alternative Transaction;

(x)	“Convertible Securities” has the meaning set out in Section 2.1(a);

(y)	“Directors’ Circular” has the meaning set out in Section 2.1(h)(vi);

(z)	“Disclosure Letter” means the letter dated of even date herewith from Arizona Star to Barrick delivered concurrently with this Agreement;

(aa)	“Effective Time” has the meaning set out in Section 5.1;

(bb)	“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(cc)	“Expiry Date” has the meaning set out in Section 2.1(e);

(dd)	“Expiry Time” has the meaning set out in Section 2.1(e);

(ee)	“fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares, other than SRP Rights, were exercised, including, for greater certainty, all Common Shares issuable upon the exercise of Options, whether vested or unvested;

(ff)	“GAAP” means generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

(gg)	“Governmental Entity” means:
(i)	any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(ii)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and

(iii)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;
(hh)	“Latest Mailing Time” has the meaning set out in Section 2.1(b);

(ii)	“Laws” means any applicable laws, including supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

(jj)	“Lock-Up Agreement” has the meaning set out in the recitals to this Agreement;

(kk)	“Locked-Up Shareholders” means FMCI Resources Ltd., Paul Parisotto, Thomas Dawson, Jennifer Dawson, James Anthony, Rudi Fronk, James Smolik and Christopher Reynolds, who together hold not less than 35.3727% of the issued and outstanding Common Shares on a fully-diluted basis;

(ll)	“Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations or prospects of that person and its Subsidiaries taken as a whole, other than any effect:
(i)	relating to the Canadian, United States or Chilean economy, political conditions or securities markets in general;

(ii)	affecting the global mining industry in general;

(iii)	relating to a change in the market trading price of shares of that person, either:
(A)	related to this Agreement and the Offer or the announcement thereof; or

(B)	related to such a change in that market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clause (i), (ii) or (iv) hereof;
(iv)	relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person any of its Subsidiaries) or generally applicable change in GAAP;

(v)	relating to the failure by that person to meet any earnings projections, earnings forecasts or earnings estimates, whether internal or publicly announced; or

(vi)	any hostilities, acts of war or terrorism or any material escalation of any of such hostilities, acts of war or terrorism existing as of the date hereof;
provided, however, that such effect referred to in clause (i), (ii), (iv) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) that person and its Subsidiaries, taken as a whole, or disproportionately adversely affect that person and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its Subsidiaries operate;
(mm)	“Mineral Rights” has the meaning set out in Section 22(a) of Schedule C;

(nn)	“Minimum Tender Condition” has the meaning set out in item (a) of Schedule A;

(oo)	“Offer” has the meaning set out in Section 2.1(a);

(pp)	“Offer Price” has the meaning set out in Section 2.1(a);

(qq)	“Options” means outstanding options to acquire Common Shares of Arizona Star under the Stock Option Plan;

(rr)	“Outside Date” has the meaning set out in Section 7.1(e);

(ss)	“party” means a party to this Agreement, unless the context otherwise requires;

(tt)	“Pension Plan” means (i) a “pension plan” or “plan” which is subject to the Income Tax Act (Canada), the Pensions Benefit Act (Ontario) or any applicable pension benefits standards legislation in any other jurisdiction of Canada which is applicable to the employees of Arizona Star or any Arizona Star Subsidiary resident in Canada, and (ii) any foreign pension benefits plan, defined benefit plan or similar arrangement applicable to any employee of Arizona Star or any Arizona Star Subsidiary;

(uu)	“person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative;

(vv)	“Pre-Acquisition Reorganization” has the meaning set out in Section 6.8;

(ww)	“Property” has the meaning set out in Section 22(a) of Schedule C;

(xx)	“Right to Match Period” has the meaning set out in Section 6.2(g)(iv);

(yy)	“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of November 9, 2005 entered into between Arizona Star and Computershare Investor Services Inc., as rights agent, as amended by amendment agreement no. 1 dated October 13, 2006;

(zz)	“Shareholders” means the holders of Common Shares;

(aaa)	“Special Committee” means the special committee of the Board of Directors;

(bbb)	“SRP Right” means a right issued pursuant to the Shareholder Rights Plan;

(ccc)	“Stock Option Plan” means the Arizona Star stock option plan effective September 15, 2003 and approved by the Shareholders on October 23, 2003, and any other plan, agreement or arrangement which provides for the issuance of options to acquire Common Shares;

(ddd)	“Subsequent Acquisition Transaction” has the meaning set out in Section 2.7;

(eee)	“Subsidiary” means a “subsidiary” as defined in National Instrument 45-106 “Prospectus and Registration Exemptions”;

(fff)	“Superior Proposal” has the meaning set out in Section 6.2(a);

(ggg)	“Taxes” means, with respect to any person, all supranational, federal, state, local, provincial, branch or other taxes, including income, gross receipts, windfall profits, value added, severance, ad valorem, property, capital, net worth, production, sales, use, licence, excise, franchise, employment, environmental taxes, sales taxes, use taxes, value added taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, pension plan premiums, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, mining taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties;

(hhh)	“Termination Payment” has the meaning set out in Section 7.2(a);

(iii)	“Termination Payment Event” has the meaning set out in Section 7.2(a);

(jjj)	“TSXV” means the TSX Venture Exchange; and

(kkk)	“US Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
1.2 Construction and Interpretation
          In this Agreement, unless otherwise expressly stated or the context otherwise requires:
(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section” or a “Schedule” are references to a Section of or Schedule to this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	references to any legislation or to any provision of any legislation shall include any legislative provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto, in each case as the same may have been or may hereafter be amended or re-enacted from time to time;

(f)	references to any agreement or document shall be to such agreement or document (together with all schedules and exhibits thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time to time;

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(g)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively; and

(h)	references to the knowledge of a party means the actual knowledge of the senior officers of such party.
1.3 Currency
          Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.
1.4 Schedules
          The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
A	Conditions of the Offer
B	Representations and Warranties of Barrick
C	Representations and Warranties of Arizona Star
ARTICLE 2
THE OFFER
2.1 The Offer
     (a) Barrick shall promptly publicly announce its intention to make an offer and, subject to the terms and conditions set forth below, make an offer (the “Offer”) to purchase all outstanding Common Shares, including Common Shares issuable (and that, prior to the Expiry Time (as defined below) are actually issued) upon the exercise of Options or on the conversion, exchange or exercise of other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares (together with the Options, collectively, the “Convertible Securities”), at a price per Common Share of $18.00 in cash (the “Offer Price”). The term “Offer” shall include any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including removing or waiving any condition or extending the date by which Common Shares may be deposited. Barrick shall not be required to make the Offer in any jurisdiction where it would be illegal to do so.
     (b) Barrick shall mail the Offer and accompanying take-over bid circular (collectively, the “Circular”) in accordance with the Securities Act (Ontario) and the regulations thereunder and all other applicable securities Laws (collectively, “Applicable Securities Laws”) to each registered holder of Common Shares as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on November 9, 2007 (such time on such date being referred to herein as the “Latest Mailing Time”); provided, however, that (i) if the mailing of the Circular is delayed by reason of Arizona Star not having provided to Barrick the Directors’ Circular in accordance with Section 2.1(h)(vi) as well as any information pertaining to Arizona Star that is necessary for the completion of the Circular by Barrick, or not having provided

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Barrick with such other assistance in the preparation of the Circular as may be reasonably requested by Barrick in order that the Circular comply in all material respects with Applicable Securities Laws, or not having provided the lists and other information and assistance referred to in Section 2.1(h)(vii), then the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the fourth business day following the date on which Arizona Star supplies such necessary documents, information, lists or other assistance, (ii) if the mailing of the Circular is delayed by reason of an injunction, order or any other action made or taken by a Governmental Entity, then, provided that such injunction, order or other action is being contested or appealed by Barrick, the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the fourth business day following the date on which such injunction, order or other action ceases to be in effect, and (iii) if the Latest Mailing Time occurs during or within four business days following the end of a Right to Match Period, then the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the fourth business day following the end of such Right to Match Period.
     (c) Prior to the printing of the Circular, Barrick shall provide Arizona Star and its counsel with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Barrick, acting reasonably.
     (d) Provided all of the conditions to the Offer set out in Schedule A hereto shall have been satisfied or waived, Barrick shall take up and pay for all of the Common Shares tendered under the Offer promptly and, in any event, not later than two business days following the time at which Barrick becomes entitled to take up such Common Shares under the Offer pursuant to Applicable Securities Law.
     (e) The Offer shall be made in accordance with Applicable Securities Laws and shall expire not earlier than 6:00 p.m. (Toronto time) on the 36th day after the Circular is mailed to all registered holders of Common Shares, subject to the right of Barrick to extend from time to time the period during which Common Shares may be deposited under the Offer (such date, as the same may be extended, is referred to herein as the “Expiry Date” and such time on such date, as the same may be extended, is referred to herein as the “Expiry Time”). The Offer shall be subject to the conditions set forth in Schedule A to this Agreement. Barrick shall use its all reasonable efforts to consummate the Offer, subject to the terms and conditions hereof and thereof.
     (f) Barrick and Arizona Star will make all required filings in Canada and the United States under Applicable Securities Laws with respect to the Offer (together with all amendments, supplements and exhibits as may be required thereunder) and any solicitation/recommendation statement and all such subsequent filings as may be required under the Applicable Securities Laws. Each of Barrick and Arizona Star agrees promptly to correct any information provided by it if and to the extent that such information shall have become false or misleading in any material respect and take such steps as are required to make amended filings to the extent required under the Applicable Securities Laws.
     (g) It is understood and agreed that Barrick may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Barrick shall not, without the prior consent of Arizona Star, increase the Minimum Tender Condition, impose additional conditions to the Offer, decrease the consideration per Common Share, decrease the number of Common

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Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders.
     (h) The obligation of Barrick to make the Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of Barrick and any or all of which may be waived by Barrick in whole or in part in its sole discretion (other than the condition set out in Section 2.1(h)(iv) below, which must be waived if Barrick has failed to use its commercially reasonable efforts to obtain such assurances, and the condition set out in Section 2.1(h)(xi) below, which may be waived only with the consent of Arizona Star) without prejudice to any other right it may have under this Agreement and which conditions shall be deemed to have been waived by the making of the Offer:
(i)	the obligations of Barrick hereunder shall not have been terminated pursuant to Section 7.1;

(ii)	the Lock-Up Agreements shall have been duly executed and delivered by each of the Locked-Up Shareholders on the date of this Agreement;

(iii)	no change, effect, event, circumstance, occurrence or state of facts (other than a change, effect, event, circumstance, occurrence or state of facts caused by Barrick, a Barrick Subsidiary or any person acting jointly or in concert with Barrick) shall have occurred that would render it impossible for one or more of the conditions set out on Schedule A hereto to be satisfied;

(iv)	assurances satisfactory to Barrick, acting reasonably, shall have been received by Barrick that all waivers, rulings or orders necessary for Barrick to make the Offer and to mail to the Shareholders the Circular have been or will be obtained from all applicable securities commissions or other regulatory authorities;

(v)	the Board of Directors shall have unanimously recommended that Shareholders accept the Offer in accordance with Section 2.2(a)(ii) and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner that has substantially the same effect or taken any other action or made any other public statement in connection with the Offer inconsistent with such recommendation;

(vi)	the Board of Directors shall have prepared and approved in final form, printed for distribution to Shareholders and delivered to the depositary of the Offer, at its offices in Toronto, Ontario on or before 9:00 a.m. (Toronto time) on November 9, 2007 (or such earlier date as may be agreed by Barrick and Arizona Star, acting reasonably) for mailing with the Circular a sufficient quantity of commercial copies of a directors’

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circular (the “Directors’ Circular”) in both the English and French languages unanimously recommending that Shareholders accept the Offer;

(vii)	on November 1, 2007, Arizona Star shall have provided to Barrick a list of all registered holders of Common Shares, Options and any other Convertible Securities, in each case in electronic form and as of to the close of business on October 31, 2007, including address and securityholding information for each person, and Arizona Star shall from time to time thereafter promptly provide supplements of such lists to reflect any changes to the holders of Common Shares, Options and other Convertible Securities, as applicable, or such other information, mailing labels or other assistance as Barrick may reasonably request in order to be able to communicate to holders of Common Shares, Options and other Convertible Securities;

(viii)	no Material Adverse Effect in respect of Arizona Star shall have occurred since the date hereof;

(ix)	Arizona Star shall have complied in all material respects with its covenants in Section 6.2 and in all material respects (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation) with its other covenants in this Agreement;

(x)	all representations and warranties of Arizona Star set forth in this Agreement shall be true and correct in all material respects (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) at the time of the making of the Offer; and

(xi)	no cease trade order, injunction or other prohibition at Law shall exist against Barrick making the Offer or taking up or paying for Common Shares deposited under the Offer.
     (i) Prior to printing the Directors’ Circular, Arizona Star shall provide Barrick with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Arizona Star, acting reasonably. The Directors’ Circular shall include a copy of the written fairness opinion of Citigroup Global Markets Inc. referred to below.
2.2 Arizona Star Support for the Offer
     (a) Arizona Star represents and warrants to and in favour of Barrick, and acknowledges that Barrick is relying upon such representations and warranties in entering into this Agreement, that as of the date hereof:
(i)	the Special Committee has received an opinion from its financial advisor, Citigroup Global Markets Inc., to the effect that, as of the date of such

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opinion, the Offer Price to be received under the Offer by Shareholders (other than Barrick and its affiliates) is fair, from a financial point of view, to such Shareholders;

(ii)	the Board of Directors, upon consultation with its financial and legal advisors and on receipt of a recommendation of the Special Committee, has unanimously determined that the Offer is in the best interests of Arizona Star and the Shareholders, and accordingly, has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders (other than Barrick) accept the Offer;

(iii)	each member of the Board of Directors has agreed to support the Offer and has agreed that the press release to be issued by Barrick announcing the Offer may so state and that references to such support may be made in the Circular and other documents relating to the Offer; and

(iv)	the Board of Directors has by resolution deferred separation of the SRP Rights with respect to the Contemplated Transactions until a time to be determined by the Board of Directors (to be no earlier than immediately after the Expiry Time), and has irrevocably waived or suspended the operation of or otherwise rendered the Shareholder Rights Plan inoperative against the Offer and the acquisition of Common Shares pursuant thereto with effect as of thirty minutes prior to the scheduled expiry time (on the first scheduled expiry date of the Offer upon which Barrick elects to take up Common Shares deposited pursuant to the Offer.
     (b) Arizona Star shall prepare and make available for distribution contemporaneously and together with the mailing of the Circular, in both the English and French languages as circumstances may require, sufficient commercial copies of the Directors’ Circular, prepared in all material respects in accordance with all Applicable Securities Laws and delivered in accordance with Section 2.1(h)(vi), which shall reflect the determinations and recommendation and agreement by the Board of Directors referred to in Section 2.2(a). Arizona Star shall take all reasonable actions to support the Offer and ensure the success of the Offer in accordance with this Agreement and Arizona Star shall provide Barrick with any information pertaining to Arizona Star and the Arizona Star Subsidiaries that is necessary or desirable for the completion of the Circular by Barrick, and shall provide Barrick with such other assistance in the preparation of the Circular as may be reasonably requested by Barrick. Notwithstanding the foregoing, if after the date hereof:
(i)	any representation or warranty made by Barrick in this Agreement shall be untrue or incorrect in any material respect at any time prior to the Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Expiry Time;

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(ii)	the Board of Directors shall become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, in the Circular or Directors’ Circular relating to Barrick; or

(iii)	the Board of Directors is otherwise required in the exercise of its fiduciary duties to do so;
then the Board of Directors shall be entitled to not make such a positive recommendation, to make a negative recommendation or to withdraw, modify or change any recommendation regarding the Offer which it has previously made, provided that:
(X)	the Board of Directors, acting in good faith and upon the advice of its legal advisors where appropriate, shall first have determined that the making of a positive recommendation, the failure to make a negative recommendation or the failure to withdraw, modify or change any recommendation regarding the Offer would be inconsistent with the fiduciary duties of the Board of Directors; and

(Y)	not making such a positive recommendation, making a negative recommendation or so withdrawing, modifying or changing a recommendation regarding the Offer is otherwise in accordance with the terms of this Agreement.
     (c) Arizona Star shall provide to Barrick all information regarding Arizona Star that is required for the preparation of the Circular. Arizona Star represents, warrants and covenants that such information will be true and correct in all material respects as at the date of the Circular and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     (d) Arizona Star hereby consents, pursuant to Section 10 of the Confidentiality Agreement, to the announcement of Barrick’s intention to make the Offer, the making of the Offer and the consummation of the Contemplated Transactions.
2.3 Outstanding Stock Options
     (a) Barrick acknowledges and agrees that:
(i)	the Board of Directors shall resolve to permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise such Options concurrent with the first scheduled expiry time of the Offer in respect of which Barrick takes up Common Shares, including by causing the vesting thereof to be accelerated;

(ii)	it shall agree with Arizona Star to tendering arrangements in respect of the Offer in order to facilitate the conditional exercise of the Options and

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tender to the Offer, concurrent with the first scheduled expiry time of the Offer in respect of which Barrick takes up Common Shares, of the Common Shares to be issued as a result of such conditional exercise (including providing for the ability of holders of Options to tender the Common Shares issuable upon such conditional exercise of their Options on the basis of guaranteed deliveries); and

(iii)	(A) holders of Options will be permitted to tender Common Shares issuable upon the exercise thereof and for such purpose to exercise their Options, conditional upon Barrick taking up and paying for the Common Shares under the Offer, which Options shall be deemed to have been exercised concurrent with the first scheduled expiry time of the Offer in respect of which Barrick takes up Common Shares and (B) all Common Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Offer, provided that the holders of such Options indicate that the Common Shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such Shares.
2.4 Shareholder Rights Plan
     (a) Without limiting Section 2.2(a)(iv), Arizona Star and the Board of Directors shall take all further action necessary:
(i)	in order to ensure that the Separation Time (as defined in the Shareholder Rights Plan) does not occur in connection with this Agreement or any of the Contemplated Transactions;

(ii)	otherwise to give effect to the waiver, if required, of the application of the Shareholder Rights Plan to the Contemplated Transactions and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of any of the Contemplated Transactions; and

(iii)	in order to ensure that upon the take-up of Common Shares pursuant to the Offer, all SRP Rights cease to be exercisable and are immediately redeemed at the “Redemption Price” as provided under the Shareholder Rights Plan without further formality and to ensure that upon such redemption all SRP Rights become null and void.
     (b) Arizona Star covenants that (i) it will not waive the application of the Shareholder Rights Plan to any Acquisition Proposal unless it is a Superior Proposal and the Right to Match Period has expired and (ii) it will not amend the Shareholder Rights Plan nor authorize, approve or adopt any other shareholder rights plan or enter into any agreement providing therefor. Notwithstanding the foregoing, Arizona Star shall be entitled to defer the Separation Time in connection with an Acquisition Proposal.

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2.5 Officers and Employees
          From and after the time at which persons designated by Barrick represent a majority of the Board of Directors, Barrick will cause Arizona Star and the Arizona Star Subsidiaries to comply with all of their respective obligations to the employees and officers of Arizona Star and the Arizona Star Subsidiaries pursuant to applicable Law.
2.6 Directors of Arizona Star
          Arizona Star acknowledges that promptly following the time (the “Change in Control Time”) at which Barrick takes up for purchase such number of Common Shares as represents at least a majority of the then outstanding Common Shares on a fully-diluted basis and from time to time thereafter, Barrick shall be entitled to designate such number of members of the Board of Directors, and any committees thereof, as is proportionate to the percentage of the outstanding Common Shares beneficially owned from time to time by Barrick (the “Barrick Percentage”) and Arizona Star shall not frustrate Barrick’s attempts to do so and covenants to co-operate with Barrick, subject to all applicable Laws, to enable Barrick’s designees to be elected or appointed to the Board of Directors, and any committee thereof, and to constitute the Barrick Percentage of the Board of Directors, including, at the request of Barrick, by its commercially reasonable best efforts to increase the size of the Board of Directors and to secure the resignations of such directors as Barrick may request.
2.7 Subsequent Acquisition Transaction
          If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, excluding Common Shares held by or on behalf of Barrick, or an “affiliate” or an “associate” (as those terms are defined in the BCBCA) of Barrick, Barrick may, to the extent possible, acquire (a “Compulsory Acquisition”) the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to Section 300 of the BCBCA. If that statutory right of acquisition is not available or Barrick chooses not to avail itself of such statutory right of acquisition, Barrick shall use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered to the Offer. Arizona Star agrees that, in the event Barrick takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a fully-diluted basis as at the Expiry Time), it will assist Barrick in connection with any proposed amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Arizona Star and Barrick or a Barrick Subsidiary that Barrick may, in its sole discretion, undertake to pursue (a “Subsequent Acquisition Transaction”) to acquire the remaining Common Shares, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share offered under the Offer and provided that, in connection with a Subsequent Acquisition Transaction consummated within 120 days of the Expiry Time, if such value is greater than that paid to Shareholders pursuant to the Offer, the Shareholders who accepted the Offer will be “topped up” to be paid, when added to the consideration per Common Share paid pursuant to the Offer, the same value per Common Share as is received pursuant to such Subsequent Acquisition Transaction.

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2.8 Transaction Structuring and Alternative Transaction
     (a) Barrick and Arizona Star agree to co-operate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Offer and the other transactions contemplated hereby as promptly as practicable.
     (b) In addition, in the event that Barrick concludes that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby Barrick or a Barrick Subsidiary would effectively acquire all of the Common Shares within approximately the same time periods and on economic terms and other terms and conditions (including, without limitation, tax treatment) and having consequences to Arizona Star and its Shareholders that are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), Arizona Star agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF BARRICK
          Barrick hereby makes to Arizona Star the representations and warranties set out in Schedule B to this Agreement, and acknowledges that Arizona Star is relying upon these representations and warranties in connection with the entering into of this Agreement.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ARIZONA STAR
          Arizona Star hereby makes to Barrick the representations and warranties set out in Schedule C to this Agreement, and acknowledges that Barrick is relying upon these representations and warranties in connection with the entering into of this Agreement and making the Offer.
ARTICLE 5
CONDUCT OF BUSINESS
5.1 Conduct of Business by Arizona Star
          Arizona Star covenants and agrees that, prior to the earlier of the time of the appointment or election to the Board of Directors of persons designated by Barrick who represent a majority of the directors of Arizona Star (the “Effective Time”) and the termination of this Agreement, unless Barrick shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, Arizona Star will, and will cause each of the Arizona Star Subsidiaries to:
(a)	conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and to use commercially reasonable efforts to

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preserve intact its and their present business organization and goodwill, to preserve intact its and their respective real property interests, mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights or contractual or other legal rights and claims in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them;

(b)	not split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization (except as required by Section 6.8), nor declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding shares, nor reduce capital in respect of its outstanding shares;

(c)	not amend its articles or by-laws or the terms of any of its outstanding securities, including any outstanding indebtedness and credit facilities;

(d)	not issue or sell or agree to issue or sell any securities (other than the issuance of Common Shares upon the exercise of currently outstanding Options in accordance with their terms), or redeem, offer to purchase or purchase any of its outstanding securities;

(e)	without limiting the generality of Section 5.1(d), not authorize, approve, agree to issue, issue or award any Options under the Stock Option Plan or any other Convertible Securities;

(f)	except for changes in compensation for employees, other than officers and directors, in the ordinary course of business consistent with past practice and after prior consultation with Barrick, not enter into, create, declare, adopt, amend, vary, modify or take any other action with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust fund, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits;

(g)	not acquire or dispose of any securities, except in the ordinary course of business consistent with past practice;

(h)	except as contemplated in the current CMC approved plan and budget, a copy of which has been provided to Barrick on or before the date hereof, not acquire or commit to acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $100,000 in the aggregate;

(i)	except as contemplated in the current CMC approved plan and budget, a copy of which has been provided to Barrick on or before the date hereof, not incur, or commit to, capital expenditures in excess of $100,000 in the aggregate;

(j)	except as contemplated in the current CMC approved plan and budget, a copy of which has been provided to Barrick on or before the date hereof, not sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease, option, encumber or otherwise dispose of, any assets or group of related assets (through one or more related or unrelated transactions) having a value in excess of $100,000 in the aggregate;

(k)	not approve any program or budget for CMC, or any amendment of, or expenditures in excess of, any approved program or budget for CMC;

(l)	not approve the grant of any power of attorney to allow any person to take any action on behalf of CMC or the amendment of any power of attorney allowing any person to take any action on behalf of CMC;

(m)	not enter into or complete any material transaction not in the ordinary course of business or in accordance with plans disclosed in the Arizona Star Public Documents filed (and available on SEDAR) on or before the date hereof;

(n)	(i) not incur or commit to incur any indebtedness for borrowed money (except for indebtedness not to exceed $1,000,000 in the aggregate for working capital purposes) or issue any debt securities, (ii) not incur or commit to incur, or guarantee, endorse or otherwise become responsible for, any other material liability, obligation or indemnity or the obligation of any other person, or (iii) make any loans or advances to any person;

(o)	not make any changes to existing accounting policies other than as required by applicable Law or by GAAP;

(p)	not pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice in accordance with their terms, of liabilities reflected or reserved against in Arizona Star’s financial statements as at and for the period ended April 30, 2007 or incurred in the ordinary course of business consistent with past practice;

(q)	not engage in any transaction with any related parties other than with wholly-owned Subsidiaries in the ordinary course of business consistent with past practice;

(r)	not commit to or enter into any new arrangements, or modify any existing arrangements, between Arizona Star and any shareholder or holder of Convertible Securities of Arizona Star owning or controlling more than 1% of the outstanding securities of any class of Arizona Star;

(s)	not commence or settle or assign any rights relating to or any interest in any litigation, proceeding, claim, action, assessment or investigation involving Arizona Star or any Arizona Star Subsidiary or material asset of either;

(t)	use its best efforts to maintain and preserve all of its rights under each of its material Mineral Rights and Properties and under each of its material Authorizations;

(u)	not waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of business consistent with past practice, (i) any existing contractual rights in respect of any Mineral Rights or Properties or joint ventures of Arizona Star, (ii) any material Authorisation, lease, concession, contract or other document, or (iii) any other material legal rights or claims;

(v)	not enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives or other similar financial instruments;

(w)	use commercially reasonable efforts to cause its current insurance (or re-insurance) policies within its control or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(x)	not increase any coverage or premiums under any directors’ and officers’ insurance policy or enter into any new policy;

(y)	not acquire or agree to acquire (by merger, amalgamation, arrangement, acquisition of stock or assets or otherwise) any person or division of any person or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned subsidiaries of Arizona Star), property transfer or purchase of any property or assets of any other person, except for purchases of inventory or equipment in the ordinary course of business consistent with past practice, and except for capital expenditures permitted by Section 5.1(i);

(z)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Arizona Star or any Arizona Star Subsidiary;

(aa)	duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate Laws or Applicable Securities Laws;

(bb)	(i) duly and timely file all Tax returns required to be filed by it on or after the date hereof and all such Tax returns will be true, complete and correct; (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; (iii) not make or rescind any material express or deemed election relating to Taxes; (iv) not make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending April 30, 2006, except as may be required by applicable Laws;
(cc)	notify Barrick immediately orally and then promptly in writing of (i) any material change (within the meaning of the Securities Act (Ontario)) in relation to Arizona Star and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of Arizona Star contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Arizona Star to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

(dd)	except as contemplated in Section 6.2, not enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the acquisition of Common Shares by Barrick pursuant to the Offer or the successful completion of an Alternative Transaction, a Compulsory Acquisition or Subsequent Acquisition Transaction or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of Arizona Star’s representations and warranties set forth in this Agreement;

(ee)	without limiting the generality of the foregoing, vote or cause to be voted all shares and other securities held by Arizona or any Arizona Subsidiary, and cause all nominees of Arizona or any Arizona Subsidiary on the board of directors or any management committee or other committee of any Arizona Subsidiary to vote, in a manner consistent with all of the foregoing subsections, including voting against, or causing such persons to vote against, any resolution to approve any act, agreement or transaction prohibited by any of the foregoing subsections; and

(ff)	not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

ARTICLE 6
OTHER COVENANTS
6.1 Further Assurances
          Subject to the terms and conditions of this Agreement, each party hereto agrees to co-operate in good faith and use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and this Agreement, (b) for the discharge by each party hereto of its respective obligations under this Agreement and the Offer, including its obligations under Applicable Securities Laws, and (c) to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities, in connection with the Contemplated Transactions, including in each case the execution and delivery of such documents as the other party hereto may reasonably require. Each party hereto, where appropriate, will reasonably co-operate with the other in taking such actions.
6.2 No Solicitations, Opportunity to Match, Etc.
     (a) On and after the date hereof, except as otherwise provided in this Agreement, Arizona Star shall not, and shall cause each of the Arizona Star Subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of Arizona Star or any Arizona Star Subsidiary:
(i)	make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Arizona Star or any Arizona Star Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding (A) any merger, take-over bid, issuer bid, amalgamation, plan of arrangement, share exchange, business combination, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of Arizona Star or any Arizona Star Subsidiary; (B) any sale or acquisition of all or a material portion of the assets of Arizona Star or any Arizona Star Subsidiary; (C) any sale or acquisition of all or a material portion of the Common Shares or other securities of Arizona Star or of all or any of the securities of any Arizona Star Subsidiary; (D) any sale of an interest in any mineral property or joint venture; (E) any similar business combination or transaction of or involving Arizona Star or any of the Arizona Star Subsidiaries, including any joint venture, earn-in, farm-in or similar structure or arrangement, other than with Barrick or a Barrick Subsidiary; or (F) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Barrick or a Barrick Subsidiary (an “Acquisition Proposal”);

(ii)	engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, Arizona Star may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined;

(iii)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Barrick, the approval or recommendation of the Board of Directors or any committee thereof of this Agreement or the Offer;

(iv)	approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following the public announcement of such Acquisition Proposal shall not be considered a violation of this Section 6.2(a)(iv)); or

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal, provided, however, that nothing contained in this Section 6.2(a) or any other provision of this Agreement shall prevent the Board of Directors from, and the Board of Directors shall be permitted to:
(X)	withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Barrick the approval or recommendation of the Offer; or

(Y)	engage in discussions or negotiations with, respond to enquiries from or provide information pursuant to Section 6.2(e) to, any person in response to an Acquisition Proposal made by any such person, if and only to the extent that:
(A)	it has received an unsolicited bona fide written Acquisition Proposal from such person subsequent to the date hereof:
1.	to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the Common Shares and pursuant to which all Shareholders are offered the same consideration in form and amount per Common Share to be purchased or otherwise acquired;

2.	that did not result from a breach of this Section 6.2;

3.	that complies with all Applicable Securities Laws;

4.	in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after consultation with its financial advisors and outside legal counsel), will be obtained;

5.	that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of Arizona Star or any Arizona Subsidiary or their respective representatives beyond 5:00 p.m. (Toronto time) on the fifth day after which access is first afforded to the third party making the Acquisition Proposal, provided that any such due diligence and/or access condition must be satisfied or waived at or before such time;

6.	that the Board of Directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) (x) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (y) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Barrick pursuant to Section 6.2(h)); and

7.	in respect of which the Board of Directors has determined in good faith (after receipt of advice from its outside legal counsel) that failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties,
(any such Acquisition Proposal meeting all of the requirements of this Section 6.2(a)(A) being referred to herein as a “Superior Proposal”); and
(B)	in the case of Section 6.2(a)(X), Arizona Star shall have first complied with all of the requirements of Section 6.2(g).
     (b) Arizona Star will immediately cease, and will instruct its financial advisors and other representatives and agents to cease, any existing solicitation, discussion or negotiation with any person (other than Barrick or a Barrick Subsidiary), by or on behalf of Arizona Star or any Arizona Star Subsidiary with respect to or which could lead to any potential Acquisition Proposal, whether or not initiated by Arizona Star or any Arizona Star Subsidiaries or any of its or their officers, directors, employees, representatives or agents, and, in connection therewith, Arizona Star will discontinue access to any data rooms (virtual or otherwise).

     (c) Arizona Star shall not waive, release any person from, or fail to enforce on a timely basis any obligation under any confidentiality agreement or standstill agreement or amend any such agreement (except to allow such person to confidentially propose to the Board of Directors an unsolicited Acquisition Proposal meeting the criteria set out in Section 6.2(a)(A)1 that did not result from a breach of Section 6.2(a)), provided that this Section 6.2(c) shall not prevent the Board of Directors from considering and accepting any new Acquisition Proposal that is a Superior Proposal that might be made by any such third party, provided in each case that the remaining provisions of this Agreement are complied with. Within three business days from the date hereof, Arizona Star shall request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Arizona Star relating to any potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements and promptly (and in any event within 24 hours) provide copies of all correspondence relating to same to Barrick. Arizona Star will immediately advise Barrick orally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any such third party which could reasonably be expected to hinder, prevent or delay or otherwise adversely affect the completion of the Offer.
     (d) From and after the date of this Agreement, Arizona Star shall promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Barrick, at first orally and then in writing, of any proposal, inquiry, offer or request (or any amendment thereto) relating to or constituting a bona fide Acquisition Proposal, any request for discussions or negotiations relating to, or which could lead to, an Acquisition Proposal, and/or any request for non-public information relating to Arizona Star or any Arizona Star Subsidiary or Arizona Star mineral property or contractual or legal rights or for access to properties, books and records or a list of the Shareholders of Arizona Star or Arizona Star Subsidiaries of which Arizona Star’s directors, officers, employees, representatives or agents are or become aware, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request, (including any amendment thereto) and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Arizona Star shall also provide such other details of the proposal, inquiry, offer or request, or any amendment to the foregoing, as Barrick may reasonably request. Arizona Star shall keep Barrick promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all inquiries by Barrick with respect thereto.
     (e) If Arizona Star receives a request for non-public information from a person who, on an unsolicited basis, has proposed to Arizona Star a bona fide Acquisition Proposal and (x) the Board of Directors determines, in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would be, if consummated in accordance with its terms, reasonably likely to result in a Superior Proposal; and (y) in the opinion of the Board of Directors, acting in good faith and upon the advice of their outside legal advisors, the failure to provide such person with access to information regarding Arizona Star would be inconsistent with the fiduciary duties of the Board of Directors, then, and only in such case, Arizona Star may provide such person with access to information regarding Arizona Star, subject to the execution of a confidentiality agreement (the “Third Party Confidentiality Agreement”)

substantially in the form and on the terms of the Confidentiality Agreement, including for greater certainty, a standstill covenant on substantially the same terms as the standstill covenant contained in Section 10 of the Confidentiality Agreement, which standstill covenant in the Third Party Confidentiality Agreement shall have a duration of at least 12 months, and provided that the circumstances in which the standstill covenant in the Third Party Confidentiality Agreement shall be lifted shall not reflect the equivalent provisions of the Confidentiality Agreement but instead will be limited to allowing the party to the Third Party Confidentiality Agreement to confidentially propose to the Board of Directors an unsolicited Acquisition Proposal meeting the criteria set out in Section 6.2(a)(A)1 that did not result from breach of Section 6.2(a) and that is otherwise in compliance with this Agreement; and provided further that Arizona Star sends a copy of any such Third Party Confidentiality Agreement to Barrick promptly upon its execution and Barrick is provided with a list of or copies of the information provided to such person and is immediately provided with access to the same information which was provided by Arizona Star to such person.
     (f) Arizona Star shall ensure that its officers, directors, employees, representatives and agents, and the Arizona Star Subsidiaries and their officers, directors, employees, representatives and agents, are aware of the provisions of this Section 6.2 and Arizona Star shall be responsible for any breach of this Section 6.2 by such officers, directors, employees, representatives or agents.
     (g) Arizona Star shall not accept, approve or recommend, nor enter into any agreement (other than a confidentiality agreement contemplated by Section 6.2(e)) relating to, an Acquisition Proposal unless:
(i)	the Acquisition Proposal constitutes a Superior Proposal;

(ii)	Arizona Star has complied with Sections 6.2(a) through 6.2(h), inclusive;

(iii)	Arizona Star has provided Barrick with notice in writing that there is a Superior Proposal, together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Arizona Star and the person making the Superior Proposal if not previously delivered and a written notice from the Board of Directors regarding the value in financial terms that the Board of Directors has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under such Superior Proposal), at least five business days prior to the date on which the Board of Directors proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal;

(iv)	five business days shall have elapsed (the “Right to Match Period”) from the date Barrick received the notice and documentation referred to in Section 6.2(g)(iii) from Arizona Star in respect of the Acquisition Proposal and, if Barrick has proposed to amend the terms of the Offer in accordance with Section 6.2(h), the Board of Directors shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by Barrick;
(v)	Arizona Star concurrently terminates this Agreement pursuant to Section 7.1(k); and

(vi)	Arizona Star has previously, or concurrently will have, paid to Barrick or the Barrick Assignee the Termination Payment.
     (h) Arizona Star acknowledges and agrees that, during the five business day periods referred to in Section 6.2(g)(iii) and Section 6.2(g)(iv) or such longer period as Arizona Star may approve for such purpose, Barrick shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Offer and Arizona Star shall co-operate with Barrick with respect thereto, including negotiating in good faith with Barrick to enable Barrick to make such adjustments to the terms and conditions of this Agreement and the Offer as Barrick deems appropriate and as would enable Barrick to proceed with the Offer and any Contemplated Transactions on such adjusted terms. The Board of Directors will review any proposal by Barrick to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties and consistent with Section 6.2(a), whether Barrick’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.
          The Board of Directors shall promptly reaffirm its recommendation of the Offer by press release after: (x) any Acquisition Proposal which the Board of Directors determines not to be a Superior Proposal is publicly announced or made; or (y) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Barrick has so amended the terms of the Offer. Barrick and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Arizona Star, acting reasonably.
          Nothing in this Agreement shall prevent the Board of Directors from responding through a directors’ circular or otherwise as required by Applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in this Agreement shall prevent the Board of Directors from making any disclosure to the securityholders of Arizona Star if the Board of Directors, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board of Directors and provided further that such disclosure is otherwise in accordance with the terms of this Agreement. Barrick and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors’ circular, recognizing that whether or not such comments are appropriate will be determined by Arizona Star, acting reasonably.
     (i) Arizona Star acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of Section 6.2.

6.3 Notification of Certain Matters
          Each party shall give prompt notice to the others of: (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect at any time from the date hereof to the Effective Time; and (b) any failure of such party, or any officer, director, employee, representative or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.
6.4 Investigation by Barrick
          Upon reasonable notice, Arizona Star agrees to provide Barrick and its representatives with reasonable access (without disruption to the conduct of Arizona Star’s business) during normal business hours to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in its possession and control, including material contracts, and access to the personnel of and counsel to Arizona Star and the Arizona Star Subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of Arizona Star and the Arizona Star Subsidiaries in order to allow Barrick to conduct such investigations as Barrick may consider necessary or advisable to confirm the accuracy of Arizona Star’s representations and warranties herein, for strategic planning and integration, for the structuring of any Pre-Acquisition Reorganization and for any other reasons reasonably relating to the Contemplated Transactions, and further agrees to assist Barrick in all reasonable ways in any such due diligence investigations which Barrick may wish to conduct. Nothing in the foregoing shall require Arizona Star to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or to provide Barrick with access to any property where Arizona Star is contractually or legally prohibited from doing so. Any such investigation by Barrick and its advisors shall not mitigate, diminish or affect the representations and warranties of the other party contained in this Agreement or any document or certificate given pursuant hereto.
6.5 Officers’ and Directors’ Indemnification
          From and after the Effective Time, Barrick agrees that for the period from the Effective Time until six years after the Effective Time, Barrick will cause Arizona Star or any successor to Arizona Star to maintain Arizona Star’s current directors’ and officers’ liability insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Arizona Star than those contained in the policy in effect on the date hereof, for all present and former directors and officers of Arizona Star and the Arizona Star Subsidiaries covering claims made prior to or within six years of the Effective Time, provided, however, that Barrick will not be required, in order to maintain or cause to be maintained such directors’ and officers’ liability insurance policy, to pay an annual premium in excess of 200% of the cost of the existing policy; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 200% of such amount, Barrick shall only be required to obtain or cause to be obtained as much coverage as can be obtained by paying an annual premium equal to 200% of such amount. Alternatively, after the Effective Time, Barrick may, or may cause Arizona Star to, purchase as an extension to Arizona Star’s current directors’ and officers’ liability insurance policies run-off insurance providing such coverage for such persons on terms comparable to those contained in Arizona Star’s current insurance policies, provided that the premium will not exceed 200% of the premium currently charged to Arizona Star for directors’ and officers’ liability insurance, and in such event none of Barrick or Arizona Star or any Arizona Star Subsidiaries will have any further obligation under this Section 6.5.
6.6 Shareholder Claims
          Arizona Star shall notify Barrick of any claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of Arizona Star in connection with any of the Contemplated Transactions prior to the Effective Time. Arizona Star shall consult with Barrick prior to settling any such claim prior to the Effective Time and shall not settle or compromise, or agree to settle or compromise any such claim prior to the Effective Time without the prior written consent of Barrick.
6.7 Required Securities Laws Approvals
          Barrick will promptly take such action, including obtaining any exemption orders, consents or approvals or filing any such documents, as may be required under Applicable Securities Laws to permit Barrick to make the Offer and perform Barrick’s other obligations hereunder, and Arizona Star shall co-operate in good faith in connection with any such action by Barrick.
6.8 Reorganization
          Arizona Star agrees that, upon request by Barrick, Arizona Star shall (i) effect such reorganizations of its business, operations and assets or such other transactions as Barrick may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) co-operate with Barrick and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations are not prejudicial to Arizona Star in any material respect and (A) do not result in any material breach by Arizona Star of (i) any existing contract or commitment of Arizona Star; or (ii) any Law; or (B) would not reasonably be expected to impede or delay Barrick’s ability to take up and pay for the Arizona Star Shares tendered to the Offer. Barrick shall provide written notice to Arizona Star of any proposed Pre-Acquisition Reorganization at least ten business days prior to the Expiry Time. Upon receipt of such notice, Barrick and Arizona Star shall work co-operatively and use commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. Barrick agrees to waive any breach of a representation, warranty or covenant by Arizona Star where such breach is a result of an action taken by Arizona Star in good faith pursuant to a request by Barrick in accordance with this Section 6.8. The completion of any such Pre-Acquisition Reorganization shall be subject to the satisfaction of the Minimum Tender Condition and the satisfaction or waiver by Barrick of the other conditions to the Offer set forth in Schedule A and shall be effected immediately prior to any take-up by Barrick of Common

Shares tendered to the Offer. If Barrick does not take up and pay for the Common Shares tendered to the Offer, Barrick shall indemnify Arizona Star for all losses and reasonable out-of-pocket costs and expenses, including reasonable out-of-pocket legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization.
ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER
7.1 Termination
This Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of Barrick and Arizona Star;

(b)	by Arizona Star, if Barrick does not mail the Circular by the Latest Mailing Time;

(c)	by Barrick on or after the Latest Mailing Time, if any condition to making the Offer for Barrick’s benefit is not satisfied or waived by such date other than as a result of a default by Barrick hereunder;

(d)	by Barrick if the Minimum Tender Condition or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer (as such Expiry Time may be extended from time to time by Barrick in its sole discretion) and Barrick shall not elect to waive such condition;

(e)	by Barrick or Arizona Star, if Barrick does not take up and pay for the Common Shares deposited under the Offer by a date that is 120 days following the date of the mailing of the Circular (the “Outside Date”), otherwise than as a result of the material breach by Barrick or Arizona Star of any material covenant or obligation under this Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation) or as a result of any representation or warranty made by such party in this Agreement being untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such party; provided, however, that if Barrick’s take-up and payment for Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) Barrick not having obtained any waiver, consent or approval of any Governmental Entity that is necessary to permit Barrick to take up and pay for Common Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by Arizona Star pursuant to this Section 7.1(e) until the earlier of (A) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, and (B) the 180th day after the Circular is mailed to Shareholders;
(f)	by Barrick, if:
(i)	Arizona Star is in material default of any covenant or obligation in Section 6.2,

(ii)	Arizona Star is in material default of any other covenant or obligation under this Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation),

(iii)	any representation or warranty made by Arizona Star in this Agreement shall have been at the date hereof untrue or incorrect, or

(iv)	any representation or warranty made by Arizona Star in this Agreement shall have become untrue or incorrect at any time prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of Arizona Star;
and, in the case of any of (ii), (iii) or (iv), such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the business day prior to the Expiry Date;
(g)	by Arizona Star, if:
(i)	Barrick is in material default of any covenant or obligation under this Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation); or

(ii)	any representation or warranty of Barrick under this Agreement is untrue or incorrect in any material respect at any time prior to the Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer;
and, in the case of (i) or (ii), such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the business day prior to the Expiry Date;
(h)	by Barrick or Arizona Star, if any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated herein (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable);
(i)	by Barrick, if any litigation or other proceeding is pending or has been threatened to be instituted by any person or governmental authority, which, in the good faith judgment of Barrick, could reasonably be expected to result in a decision, order, decree or ruling that enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any of the Contemplated Transactions;

(j)	by Barrick, if:
(i)	the Board of Directors or any committee thereof fails to publicly recommend or reaffirm its approval of the Offer within two calendar days of any written request by Barrick (or, in the event that the Offer shall be scheduled to expire within such two calendar day period, prior to the scheduled expiry of the Offer);

(ii)	the Board of Directors or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Offer in any manner adverse to Barrick;

(iii)	the Board of Directors or any committee thereof recommends or approves, or publicly proposes to recommend or approve, an Acquisition Proposal;

(iv)	the Board of Directors or any committee thereof remains neutral beyond the 15 calendar day period set out in Section 6.2(a)(iv) hereof in respect of an Acquisition Proposal; or

(v)	Arizona Star fails to take any action required under Section 2.4 of this Agreement with respect to the Shareholder Rights Plan to defer the Separation Time (as defined in the Shareholder Rights Plan) or to allow the timely completion of any of the Contemplated Transactions; and
(k)	by Arizona Star, if Arizona Star proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 6.2(g), provided that prior to or concurrently with the entering into of that definitive agreement, Arizona Star shall have paid to Barrick or the Barrick Assignee the applicable Termination Payment and further provided that Arizona Star has not breached any of its covenants, agreements or obligations in this Agreement.

7.2 Termination Payment
          (a) Barrick shall be entitled to a cash termination payment (the “Termination Payment”) in an amount equal to $27,000,000, upon the occurrence of any of the following events (each a “Termination Payment Event”), which shall be paid by Arizona Star within the time specified in respect of each such Termination Payment Event:
(i)	this Agreement is terminated pursuant to Section 7.1(f)(i) or pursuant to Section 7.1(j), in which case the Termination Payment shall be paid to Barrick or the Barrick Assignee by 4:00 p.m. (Toronto time) on the day on which this Agreement is so terminated;

(ii)	this Agreement is terminated pursuant to Section 7.1(k), in which case the Termination Payment shall be paid to Barrick or the Barrick Assignee prior to or concurrently with the entering into of the definitive agreement referred to therein; or

(iii)	on or after the date hereof and prior to the later of the Expiry Time and the date on which this Agreement is terminated, an Acquisition Proposal is publicly announced or made or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted, recommended or approved by the Board of Directors or has not expired, been withdrawn or been publicly abandoned, and (A) the Offer is not completed as a result of the Minimum Tender Condition not having been met, and (B) any person or company acquires, directly or indirectly, more than 50% of the issued and outstanding Common Shares or more than 50% of the consolidated assets of Arizona Star, in each case within 12 months of the date of this Agreement, in which case the Termination Payment shall be paid to Barrick or the Barrick Assignee on the earlier of the date that an Acquisition Proposal is accepted, recommended or approved by the Board of Directors or concurrently with such acquisition of such Common Shares or assets.
          (b) If Arizona Star does not have sufficient financial resources to pay the Termination Payment, then it shall be a condition of (i) any Superior Proposal referred to in Section 7.1(k) and (ii) any share or asset acquisition referred to in Section 7.2(a)(iii) where Arizona Star or its affiliate has entered into any agreement to support such share acquisition or to transfer such assets, as applicable, that the person making such Superior Proposal or acquisition, as applicable, shall advance or otherwise provide to Arizona Star the cash required for Arizona Star to pay the Termination Payment, which amount shall be so advanced or provided prior to the date on which Arizona Star is required to pay the Termination Payment.

     (c) Upon written notice to Arizona Star, Barrick may assign its right to receive the Termination Payment to any Barrick Subsidiary (the “Barrick Assignee”).
     (d) The Termination Payment shall be paid by Arizona Star to Barrick or the Barrick Assignee by wire transfer in immediately available funds to an account specified by Barrick. For greater certainty, the obligations of Arizona Star under this Section 7.2 shall survive the termination of this Agreement, regardless of the circumstances thereof.
     (e) Arizona Star acknowledges that the amount set out in Section 7.2 in respect of the Termination Payment represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Barrick will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Arizona Star irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.
     (f) For greater certainty, Arizona Star shall not be obligated to make more than one payment under Section 7.2 if one or more of the events specified therein occurs.
7.3 Effect of Termination Payment
     For greater certainty, the parties agree that the Termination Payment to be received pursuant to Section 7.2 is the sole remedy in compensation or damages of the party receiving such Termination Payment with respect to the events giving rise to the termination of this Agreement and the resulting Termination Payment Event; provided, however, that nothing contained in this Section 7.3, and no payment of any Termination Payment, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement (including the Schedules hereto). Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.
7.4 Amendment
     This Agreement may not be amended except by an instrument signed by each of the parties hereto.
7.5 Waiver
     At any time prior to the termination of this Agreement pursuant to Section 7.1, any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of any other party hereto; or (b) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

ARTICLE 8
GENERAL PROVISIONS
8.1 Fees and Commissions
          Barrick and Arizona Star represent and warrant to each other that, with the exception of Citigroup Global Markets Inc., for whose fees and expenses Arizona Star shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer or any similar transaction based upon arrangements made by or on behalf of Barrick or Arizona Star, as the case may be.
8.2 Public Statements
          Except as required by applicable Law or applicable stock exchange requirements, neither Barrick nor Arizona Star shall make any public announcement or statement with respect to the Offer or this Agreement without the approval of the other party, such approval not to be unreasonably withheld or delayed, except to the extent necessary to comply with Law or applicable stock exchange requirements. Moreover, in any event, each party agrees to give prior notice to the other of any public announcement relating to the Offer or this Agreement and agrees to consult with the other prior to issuing each such public announcement. Each of Barrick and Arizona Star agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of Barrick, its intention to make the Offer, which press release shall, in each case, be satisfactory in form and substance to the other party, acting reasonably.
8.3 Confidentiality
          All information of a confidential nature relating to a party or its business that is disclosed to the other party in accordance with this Agreement or in connection with the Offer and the transactions contemplated herein shall be held in confidence by the receiving party and shall not be disclosed to any person or the public except with the prior written consent of the disclosing party, acting reasonably. Such consent shall not apply to the disclosure of confidential information as required by applicable Law or stock exchange requirements, provided that (a) only the confidential information that is legally required may be disclosed, and (b) the party making such disclosure as required by applicable Law or stock exchange requirements shall consult with the party who disclosed the confidential information in accordance with this Agreement or in connection with the Offer and the transactions contemplated herein and co-operate with such party who disclosed the confidential information to obtain a protective order or other remedy.
8.4 Notices
          Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, if not, the next succeeding business day) unless actually received after 4:30 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.
The address for service for each of the parties hereto shall be as follows:

(a)	if to Arizona Star:
2700 — 401 Bay Street
Toronto, ON M5H 2Y4
Attention:   Paul Parisotto
Fax:              416.359.7801
with a copy (which shall not itself constitute notice) to:
Fraser Milner Casgrain LLP
39th Floor
1 First Canadian Place
Toronto, ON M5X 1B2
Attention:   John Sabine
Fax:              416.863.4592
(b)	if to Barrick:
BCE Place, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, ON M5J 2S1
Attention:    Executive Vice President, Exploration and Corporate Development
Fax:               416.307.7402
with a copy (which shall not itself constitute notice) to:
Davies Ward Phillips & Vineberg LLP
4400 – 1 First Canadian Place
Toronto, ON M5X 1B1
Attention:    Kevin Thomson
Fax:               416.863.0871

8.5 Severability
          If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Agreement.
8.6 Contra Proferentum
          The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.
8.7 No Third Party Beneficiaries
          This Agreement is not intended to confer any rights or remedies on any person other than the parties, and other than any Barrick Assignee.
8.8 Entire Agreement
          This Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. Assignment. Assignment.
8.9 Assignment
          This Agreement shall not be assigned by operation of Law or otherwise other than as expressly permitted by this Agreement. Barrick may assign all or any part of its rights or obligations under this Agreement to a direct or indirect wholly-owned Subsidiary of Barrick, provided that Barrick shall continue to be liable to Arizona Star for any default in performance of any such assignee.
8.10 Governing Law
          This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

8.11 Counterparts
          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.
[The remainder of this page has been left intentionally blank.]

          IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

BARRICK GOLD CORPORATION

by	/s/ Alex J. Davidson
Name: Alex J. Davidson
Title: Executive Vice President

by	/s/ Darren Blasutti
Name: Darren Blasutti
Title: Senior Vice President

ARIZONA STAR RESOURCE CORP.

by	/s/ Paul A. Parisotto
Name: Paul A. Parisotto
Title: President and CEO

SCHEDULE A
CONDITIONS OF THE OFFER
          Notwithstanding any other provision of the Agreement to which this schedule is attached, Barrick shall have the right to withdraw the Offer and not take up and pay for or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Barrick at or prior to the Expiry Time:
(a)	there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Common Shares which constitutes at least 66 2/3% of the Common Shares outstanding calculated on a fully-diluted basis (the “Minimum Tender Condition”);

(b)	all requisite government and regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, as determined by Barrick, acting reasonably, necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Barrick, acting reasonably;

(c)	this Agreement shall not have been terminated by Arizona Star or by Barrick in accordance with its terms;

(d)	Barrick shall have determined, acting reasonably, that: (i) no act, action, suit or proceeding shall have been taken or threatened in writing before or by any Governmental Entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) whether or not having the force of Law; and (ii) no Law, regulation or policy shall exist or have been proposed, enacted, entered, promulgated or applied, in either case:
(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to Barrick of the Common Shares, the right of Barrick to own or exercise full rights of ownership of the Common Shares;

(B)	which, if the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect in respect of Arizona Star or Barrick;

(C)	which would materially and adversely affect the ability of Barrick to proceed with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) and/or take up and pay for any Common Shares deposited under the Offer;

(D)	seeking to obtain from Barrick or any the Barrick Subsidiaries or Arizona Star or any of the Arizona Star Subsidiaries any material damages directly or indirectly in connection with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction); or

(E)	seeking to prohibit or limit the ownership or operation by Barrick of any material portion of the business or assets of Arizona Star or the Arizona Star Subsidiaries or to compel Barrick or the Barrick Subsidiaries to dispose of or hold separate any material portion of the business or assets of Arizona Star or any of the Arizona Star Subsidiaries as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);
(e)	there shall not exist any prohibition at Law against Barrick making or maintaining the Offer or taking up and paying for any Common Shares deposited under the Offer or completing a Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)	Barrick shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the date of this Agreement, there shall not have been disclosed, generally or to Barrick in writing on or before the execution and delivery of this Agreement) any change, condition, event or development (or any change, condition, event or development involving a prospective change) which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of Arizona Star;

(g)	Arizona Star shall have complied in all material respects with its covenants and obligations under this Agreement to be complied with at or prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation);

(h)	all representations and warranties made by Arizona Star in this Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time), except where such inaccuracies in the representations and warranties (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representations and warranties), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Arizona Star or materially and adversely affect the ability of Barrick to proceed with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction or, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would not reasonably be expected to have a Material Adverse Effect in respect of Arizona Star or Barrick;

(i)	Barrick shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Arizona Star with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by Arizona Star which Barrick shall have determined in its reasonable judgment constitutes a Material Adverse Effect with respect to Arizona Star;

(j)	Barrick shall have determined, acting reasonably, that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial, banking or capital markets generally;

(k)	Barrick shall have determined in its reasonable discretion that, on terms satisfactory to Barrick: (i) the Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Common Shares by Barrick under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of common shares of Arizona Star upon the exercise of the SRP Rights in relation to the purchase of Common Shares by Barrick under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction and any acquisition of Common Shares pursuant thereto;
(l)	all outstanding Options will have been exercised in full, cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to Barrick, acting reasonably; and

(m)	each of the Lock-Up Agreements shall have been complied with and shall not have been terminated.
The foregoing conditions are for the exclusive benefit of Barrick and may be asserted by Barrick regardless of the circumstances giving rise to any such assertion, including any action or inaction by Barrick. Barrick may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Barrick may have. The failure by Barrick at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

SCHEDULE B
REPRESENTATIONS AND WARRANTIES OF BARRICK
     1. Organization
          Barrick is a corporation duly registered under the Laws of the Province of Ontario. Barrick is validly existing and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted.
     2. Authority and No Violation
     (a) Barrick has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Barrick and the consummation by Parent of the Offer have been duly authorized by the boards of directors of Barrick and no other corporate proceedings on its part are necessary to authorize this Agreement or the Offer. This Agreement has been duly executed and delivered by Barrick and constitutes a legal, valid and binding obligation of Barrick, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.
     (b) The authorization of this Agreement, the execution and delivery by Barrick of this Agreement and the performance by Barrick of its obligations under this Agreement, and the consummation of the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of:
(i)	the constating documents of Barrick;

(ii)	any applicable Laws, except to the extent that the violation or breach of, under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to reasonably be expected to materially adversely affect the ability of Barrick to perform its obligations under this Agreement;

(iii)	any note, bond, mortgage, indenture, contract, licence, permit or government grant to which Barrick is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to materially adversely affect the ability of Barrick to perform its obligations under this Agreement; or

(iv)	any judgment, decree, order or award of any Governmental Entity or arbitrator.
     (c) No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Barrick in connection with the consummation of the transactions contemplated by the Offer and this Agreement

B-2
other than those which are contemplated by the Offer and this Agreement, except for such consents, approvals, orders or authorizations, or declarations or filings, as to which the failure to obtain or make would not, individually or the in aggregate, prevent or materially delay the consummation of the transactions contemplated by the Offer and this Agreement.
     3. Financing Arrangements
          Barrick has made adequate arrangements to ensure that the required funds are available to effect payment in full of the consideration for all of the Common Shares acquired pursuant to the Offer.

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF ARIZONA STAR
1. Organization
     (a) Arizona Star and each Arizona Star Subsidiary has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. All of the Arizona Star Subsidiaries and Arizona Star’s percentage of ownership of such Arizona Star Subsidiaries are as set out in the Disclosure Letter. All of the outstanding shares of the Arizona Star Subsidiaries which are held directly or indirectly by Arizona Star are validly issued, fully paid and non-assessable and are owned directly or indirectly by Arizona Star free and, except as set out in the Disclosure Letter, clear of any Encumbrances. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any person the right to acquire any such shares or other ownership interests in any of the Arizona Star Subsidiaries. Except as disclosed in the Disclosure Letter, Arizona Star does not hold any equity interest, or right to acquire an equity interest, in any person, other than its interests in the Arizona Star Subsidiaries.
     (b) Arizona Star and each Arizona Star Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Arizona Star.
2. Capitalization
     (a) The authorized capital of Arizona Star consists of 100,000,000 Common Shares. As at the date of this Agreement, 42,325,937 Common Shares are issued and outstanding. As at the date of this Agreement, there are outstanding Options to acquire an aggregate of up to 625,000 Common Shares, all of which are or will become exercisable upon the making of the Offer. Except for the Options referred to in the preceding sentence and the SRP Rights issued pursuant to the Shareholder Rights Plan, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Arizona Star or any Arizona Star Subsidiary to issue or sell any shares of Arizona Star or any Arizona Star Subsidiary or securities or obligations of any kind convertible into or exchangeable or exercisable for any shares of Arizona Star or any Arizona Star Subsidiary.
     (b) Arizona Star has provided to Barrick, for all of the outstanding Options, a true and complete list setting out the name of each holder of a Option, the number of Options held by such person and the exercise price, date of grant, vesting schedule and expiry date of each such Option, as well as a true and complete copy of the Stock Option Plan.
     (c) All outstanding Common Shares and the Common Shares to be issued on the exercise of Options have been duly authorized. The outstanding Common Shares are, and the Common Shares to be issued on the exercise of Options will be when issued, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.
     (d) A true and complete copy of the Shareholder Rights Plan has been provided to Barrick on or before the date hereof.
     (e) There are no outstanding bonds, debentures or other evidences of indebtedness of Arizona Star or any Arizona Star Subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Common Shares on any matter. There are no outstanding obligations of Arizona Star or any Arizona Star Subsidiary to repurchase, redeem or otherwise acquire any outstanding Common Shares or with respect to the voting or disposition of any outstanding securities of Arizona Star or any Arizona Star Subsidiary. No holder of securities issued by Arizona Star or any Arizona Star Subsidiary has any right to compel Arizona Star to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.
3. Authority and No Violation
     (a) Arizona Star has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Arizona Star and the consummation by Arizona Star of the Offer have been duly authorized by the Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Offer, other than with respect to the Directors’ Circular and other matters relating solely thereto. This Agreement has been duly executed and delivered by Arizona Star and constitutes a legal, valid and binding obligation of Arizona Star, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.
     (b) The authorization of this Agreement, the execution and delivery by Arizona Star of this Agreement and the performance by it of its obligations under this Agreement and the consummation of the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction will not:
(i)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under, require an Authorization to be obtained under or give rise to any third party right of termination, amendment, cancellation, acceleration, penalty or payment obligation or right of purchase or sale or pre-emptive or participation right under, any provision of:

(A)	its or any Arizona Star Subsidiary’s notice of articles, articles, by-laws or other charter documents, the agreements among the shareholders of any Arizona Star Subsidiary or the agreements covering any of Arizona Star’s material joint ventures;

(B)	any applicable Laws, except to the extent that the violation or breach of, under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Arizona Star;

(C)	any note, bond, mortgage, indenture, instrument, contract, agreement, lease, Authorization or government grant to which Arizona Star or any Arizona Star Subsidiary is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Arizona Star; or

(D)	any judgment, decree, order or award of any Governmental Entity or arbitrator;
(ii)	give rise to any right of termination, amendment, acceleration or cancellation of indebtedness of Arizona Star or any Arizona Star Subsidiary, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of Arizona Star or any Arizona Star Subsidiary to cease to be available, or cause any security interest in any assets of Arizona Star or any Arizona Star Subsidiary to become enforceable or realizable;

(iii)	give rise to any rights of first refusal or trigger any change in control provisions or any restriction or limitation under any such note, bond, mortgage, indenture, contract, agreement, Authorization or government grant, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Arizona Star; or

(iv)	result in the imposition of any Encumbrance upon any assets of Arizona Star or any Arizona Star Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Arizona Star.
     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained by Arizona Star in connection with the consummation of the transactions contemplated by the Offer and this Agreement other than those which are expressly contemplated by the Offer and this Agreement.

     4. Public Filings
          Arizona Star has filed all material documents or information required to be filed by it under Applicable Securities Laws or with the TSXV or AMEX since May 1, 2006. All of the Arizona Star Public Documents, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities. All of the Arizona Star Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. All of the Arizona Star Public Documents are publicly available either on SEDAR or on EDGAR. Arizona Star has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential. There is no material fact concerning Arizona Star which has not been disclosed in the Arizona Star Public Documents filed (and available on SEDAR) on or before the date hereof.
     5. Mineral Reserves and Resources
          The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Arizona Star Public Documents since May 1, 2006 have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Arizona Star and the Arizona Star Subsidiaries, taken as a whole, from the amounts disclosed in the Arizona Star Public Documents since May 1, 2006. Except as set out in the Disclosure Letter, all material drill results have been disclosed in the Arizona Star Public Documents filed (and available on SEDAR) on or before the date hereof.
     6. Financial Statements
          The audited consolidated financial statements of Arizona Star (including any related notes thereto) for the fiscal year ended April 30, 2007 and the interim consolidated financial statements of Arizona Star (including any related notes thereto) for the period ended July 31, 2007 have been prepared in accordance with GAAP and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position and results of operations of Arizona Star and the Arizona Star Subsidiaries on a consolidated basis as at April 30, 2007 and July 31, 2007, as applicable, and for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto) and, in the case of unaudited statements, subject to normal, recurring period-end adjustments that are not material. Such financial statements reflect appropriate and adequate reserves in accordance with GAAP in respect of contingent liabilities, if any, of Arizona Star and the Arizona Star Subsidiaries on a consolidated basis.

     7. Financial Information
          No budget provided by Arizona Star to Barrick contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not misleading under the circumstances in which they were made at the time such statements are made. All budgets supplied by or on behalf of Arizona Star to Barrick in connection with the transactions contemplated by this Agreement were prepared in good faith, disclosed all relevant assumptions and the most recent versions of all such forecasts, budgets and projections provided by or on behalf of Arizona Star are, in the opinion of Arizona Star, reasonable estimates of the prospects of the business.
     8. Liabilities and Indebtedness
          Except as disclosed in the Disclosure Letter, neither Arizona Star nor any of the Arizona Star Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), or any obligation to issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other person.
     9. No Brokers
          Except for the fee to be paid to Citigroup Global Markets Inc. pursuant to its engagement letter with Arizona Star, a true and complete copy of which has been delivered to Barrick, Arizona Star has not agreed to pay any brokerage fees, finder’s fees, financial advisory fees, agent’s commissions or other similar forms of compensation in connection with the Offer or any similar transaction.
     10. Books and Records
     (a) The financial books, records and accounts of Arizona Star and each of the Arizona Star Subsidiaries, in all material respects:
(i)	have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years;

(ii)	are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Arizona Star and the Arizona Star Subsidiaries; and

(iii)	accurately and fairly reflect the basis for Arizona Star financial statements.
     (b) Arizona Star’s and the Arizona Star Subsidiaries’ corporate minute books contain minutes of all meetings and resolutions of the directors and securityholders held.
     (c) Arizona Star has provided to Barrick, on or before the date hereof, a true and complete copy of the minute books of CMC (including all meetings of the management committee and any other committees of CMC) from February 1, 2005 and a true and complete copy of the minute books of Arizona Star from January 1, 2002.
     (d) Arizona Star has provided to Barrick, on or before the date hereof, a true and complete copy of all monthly reports and other reports prepared by or on behalf of the general manager of CMC and the Cerro Casale project or otherwise prepared for the management committee or board of directors of CMC, in each case from June 19, 2006.
     11. Non-Competition Agreements
          Neither Arizona Star nor any Arizona Star Subsidiary is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of Arizona Star and the Arizona Star Subsidiaries is or would be conducted.
     12. Absence of Certain Changes or Events
          Since May 1, 2007, except as disclosed in the Arizona Star Public Documents filed (and available on SEDAR) on or before the date hereof, and other than for the purposes of the transactions contemplated herein:
(a)	Arizona Star and each of the Arizona Star Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(b)	there has not occurred one or more changes, events or occurrences which would, individually or in the aggregate, be reasonably likely to result in a Material Adverse Effect in respect of Arizona Star;

(c)	neither Arizona Star nor any Arizona Star Subsidiary has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of Arizona Star;

(d)	there has not been any incurrence, assumption or guarantee by Arizona Star or any Arizona Star Subsidiary of any debt for borrowed money, any creation or assumption by Arizona Star or any Arizona Star Subsidiary of any Encumbrance, or any making by Arizona Star or any Arizona Star Subsidiary of any loan, advance or capital contribution to or investment in any other person; and

(e)	Arizona Star has not effected any change in its accounting methods, principles or practices.

     13. No Default
          Except as disclosed in the Disclosure Letter, neither Arizona Star nor any of the Arizona Star Subsidiaries, nor, to the knowledge of Arizona Star, any other party thereto, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or would trigger a right of termination under: (A) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which Arizona Star or any Arizona Star Subsidiary is a party; or (B) any other contract, agreement, lease, letter of intent, offer, Authorization or government grant or other instrument or obligation, which would individually or in the aggregate, be reasonably expected to have a Material Adverse Effect in respect of Arizona Star.
     14. Litigation
     (a) Except as disclosed in the Disclosure Letter, there is no claim, action, proceeding or, to the knowledge of Arizona Star, investigation that has been commenced or is pending or, to the knowledge of Arizona Star, threatened against Arizona Star or any Arizona Star Subsidiary or affecting any of its property or assets before any Governmental Entity which, if determined adversely to Arizona Star or the Arizona Star Subsidiary, as the case may be, would, individually or in the aggregate:
(i)	reasonably be expected to result in liability to Arizona Star or any Arizona Star Subsidiary in excess of $100,000 or have a Material Adverse Effect in respect of Arizona Star, nor is Arizona Star aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success; or

(ii)	reasonably be expected to prevent or materially delay the consummation of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction or to have a Material Adverse Effect on Barrick if the Offer, any Compulsory Acquisition or any Subsequent Acquisition is consummated.
     (b) Except as disclosed in the Arizona Star Public Documents filed (and available on SEDAR) on or before the date hereof, neither Arizona Star nor any of the Arizona Star Subsidiaries, nor any of their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect in respect of Arizona Star or to prevent or materially delay the consummation of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.
     15. Compliance with Laws
          Arizona Star and the Arizona Star Subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Arizona Star, or which would not materially impair the ability of Arizona Star to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.
     16. Employment Matters
     (a) Except as disclosed in the Disclosure Letter, no person is a party to or a participant in any agreement, arrangement, plan, obligation or understanding providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of, or independent contractor to, Arizona Star or any Arizona Star Subsidiary following a change of control of Arizona Star and there are no written or oral agreements, arrangements, plans, obligations or understandings providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of, or independent contractor to, Arizona Star or any Arizona Star Subsidiary following a change of control of Arizona Star.
     (b) Except as disclosed in the Disclosure Letter, neither Arizona Star nor any Arizona Star Subsidiary is a party to any employment, engagement or similar agreement with any director or officer of Arizona Star or any Arizona Star Subsidiary.
     (c) Except as disclosed in the Disclosure Letter, Arizona Star has not declared or paid, or committed to declare or pay, any amount to any person in respect of a performance or incentive or other bonus in respect of all or any part of its fiscal year ended on April 30, 2007 or its fiscal year ending on April 30, 2008 or in connection with the completion of the transactions contemplated by the Offer and this Agreement.
     (d) Neither Arizona Star nor any Arizona Star Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other claim, actual or threatened, or any litigation, actual or threatened, relating to its employees or independent contractors (including any termination of such persons) other than those claims or such litigation as would individually or in the aggregate not have a Material Adverse Effect in respect of Arizona Star.
     (e) Neither Arizona Star nor any Arizona Star Subsidiary is a party to any collective bargaining agreement or subject to any application for certification or threatened or apparent union-organizing campaign and there are no current, pending or threatened strikes, lockouts or other labour disputes or disruptions at Arizona Star or any Arizona Star Subsidiary.
     (f) Neither Arizona Star nor any Arizona Star subsidiary has any Pension Plan.
     17. Powers of Attorney
          Except as disclosed in the Disclosure Letter, no power of attorney has been granted to allow any person to take any action on behalf of CMC, nor has any such power of attorney been authorized, except in each case for powers of attorney which, on their face, have expired on or before the date hereof.
     18. Tax Matters
          Except in each case as would not, individually or in the aggregate, result in a Material Adverse Effect with respect to Arizona Star or otherwise as specifically described in the Disclosure Letter:
     (a) Arizona Star and each of the Arizona Star Subsidiaries has duly and in a timely manner filed all tax returns required to be filed by it and all such returns are correct and complete in all respects and fully disclose the income and expenses as required or permitted by applicable Law. Arizona Star and each of the Arizona Star Subsidiaries has paid on a timely basis all Taxes, including instalments, which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable by it on or before the date hereof, other than those which are being contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of Arizona Star. Adequate provision has been made on the consolidated financial statements of Arizona Star for amounts at least equal to the amount of all Taxes assessed and all Taxes owing by any of Arizona Star or any Arizona Star Subsidiary that are not yet due and payable and that relate to periods ending on or prior to the date of this Agreement, including income taxes and related deferred taxes, in conformity with GAAP and all other applicable accounting rules and principles. Except as disclosed in the Arizona Star Public Documents filed (and available on SEDAR) on or before the date hereof, no deficiencies exist or have been asserted with respect to Taxes of Arizona Star or any Arizona Star Subsidiary and there are no actions, suits, proceedings, investigations or claims outstanding, pending or, to the knowledge of Arizona Star, threatened against Arizona Star or any of the Arizona Star Subsidiaries in respect of Taxes or assessments or any matters under discussion with any Governmental Entity relating to Taxes or assessments asserted by any such authority.
     (b) Neither Arizona Star nor any Arizona Star Subsidiary is party to any material tax sharing agreement, tax indemnification agreement or other agreement or arrangement relating to Taxes with any person (other than Arizona Star or any Arizona Star Subsidiary).
     (c) Arizona Star and each Arizona Star Subsidiary has withheld from each payment made to all of its current and former officers, directors and employees, and from each other payment of any nature made to any person, the amount of all Taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the applicable Governmental Entity within the time required under applicable Law.

     19. Insurance
          Arizona Star and each of the Arizona Star Subsidiaries maintains or causes to be maintained insurance, naming Arizona Star as an insured, of the types and in amounts customary and usual for persons engaged in a business similar to that carried out by Arizona Star and the Arizona Star Subsidiaries.
     20. Material Contracts
          Except as set forth in the Disclosure Letter, there is (a) no contract (or amendment thereto) to which Arizona Star or a Arizona Star Subsidiary is a party or by which any of them or their respective properties or assets are bound that (i) if terminated, would reasonably be expected to have a Material Adverse Effect in respect of Arizona Star, (ii) is a contract or group of related contracts that involves payment to or by Arizona Star or a Arizona Star Subsidiary of more than $100,000 per annum (other than contracts with suppliers and customers entered into in the ordinary course of business), (iii) is a contract that contains any non-competition obligations or otherwise restricts in any material way the business of Arizona Star or any Arizona Star Subsidiary, (iv) is a contract pursuant to which Arizona Star or any Arizona Star Subsidiary provides any indemnification to any other person (other than Arizona Star or Arizona Star Subsidiary), (v) is with a Governmental Entity, (vi) is with Kinross Gold Corporation or any of its affiliates, or (vii) provides for the management of any Arizona Star Subsidiary or governs the relationship between any direct or indirect shareholders of any Arizona Star Subsidiary with respect to such Arizona Star Subsidiary, (b) no contract (or amendment thereof) entered into by Kinross Gold Corporation or any of its affiliates, including in its capacity as general manager of CMC or the Cerro Casale project, in respect of CMC or the Cerro Casale project in the possession or control of Arizona Star or any Arizona Star Subsidiary (the contracts described in items (a)(i) to (a)(vii) and in item (b) being collectively referred to as the “Material Contracts”), and (c) no correspondence between Arizona or any Arizona Subsidiary (or any agent or advisor thereto), on the one hand, and Kinross Gold Corporation or any of its affiliates (or any agent or advisor thereto), on the other hand, relating to or discussing the interpretation, validity, status or performance of any Material Contract. Except as set forth in the Disclosure Letter, all Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Arizona Star or any Arizona Star Subsidiary in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arm’s length negotiations between the parties thereto. Arizona Star and each Arizona Star Subsidiary has performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not to the knowledge of Arizona Star alleged to be, (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder. A true and complete copy of each Material Contract has been provided by Arizona Star to Barrick on or before the date hereof.
     21. Related Party Transactions
          Neither Arizona Star nor any of the Arizona Star Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, Arizona Star or any of the Arizona Star Subsidiaries or any of their respective affiliates or associates (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses). Except as disclosed in the Arizona Star Public Documents filed (and available on SEDAR) or as set forth in the Disclosure Letter, on or before the date hereof, no director, officer, employee or agent of Arizona Star or any of the Arizona Star Subsidiaries or any of their respective affiliates or associates is a party to any loan, contract, arrangement or understanding or other transactions with Arizona Star or any of the Arizona Star Subsidiaries required to be disclosed pursuant to Applicable Securities Laws.
     22. Property and Mineral Rights; Operations
     (a) With respect to Arizona Star’s real property (collectively, the “Property”) and mineral interests and rights (including any claims, concessions, exploration licences and exploitation licences, which shall include, without limitation, the licenses set out in the Disclosure Letter) (collectively, the “Mineral Rights”), all of which are described in the Disclosure Letter, except as disclosed in the Disclosure Letter:
(i)	Arizona Star or a Arizona Star Subsidiary is the sole legal and beneficial owner of all right, title and interest in and to the Property and the Mineral Rights, free and clear of any Encumbrances;

(ii)	all of the Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims;

(iii)	the Property and the Mineral Rights are in good standing under applicable Law and, to the knowledge of Arizona Star, all work required to be performed and filed in respect thereof has been performed and filed, all taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(iv)	there is no adverse claim against or challenge to the title to or ownership of the Property or any of the Mineral Rights;

(v)	Arizona Star or an Arizona Star Subsidiary has the exclusive right to deal with the Property and all of the Mineral Rights;

(vi)	no person other than Arizona Star and Arizona Star Subsidiaries has any interest in the Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(vii)	there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Arizona Star’s interest in the Property or any of the Mineral Rights;

(viii)	there are no material restrictions on the ability of Arizona Star and the Arizona Star Subsidiaries to use, transfer or exploit the Property or any of the Mineral Rights, except pursuant to the applicable Law;

(ix)	neither Arizona Star nor any Arizona Star Subsidiary has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Arizona Star in any of the Property or any of the Mineral Rights; and

(x)	Arizona Star and the Arizona Star Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners or Governmental Entities permitting the use of land by Arizona Star and the Arizona Star Subsidiaries, and mineral interests that are required to exploit the development potential of the Property and the Mineral Rights as contemplated in the Arizona Star Public Documents filed (and available on SEDAR) on or before the date hereof and no third party or group holds any such rights that would be required by Arizona Star to develop the Property or any of the Mineral Rights as contemplated in the Arizona Star Public Documents filed (and available on SEDAR) on or before the date hereof.
(b)	All mines located in or on the lands of Arizona Star or any Arizona Star Subsidiary, or lands pooled or unitized therewith, which have been abandoned by Arizona Star or any Arizona Star Subsidiary, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws.
     23. Authorizations
          Arizona Star and each Arizona Star Subsidiary possess all Authorizations, including water rights, necessary to properly conduct their respective businesses. The Authorizations, including water rights, obtained or to be obtained by Arizona Star or any Arizona Star Subsidiary that are necessary or desirable to develop the Property and the Mineral Rights in the manner contemplated in the Arizona Star Public Documents filed (and available on SEDAR) on or before the date hereof, including, without limitation, Authorizations relating to the construction and operation of required infrastructure and mine workings and water barrage facilities, are consistent with those outlined in the Arizona Star Public Disclosure. Each Authorization obtained by Arizona Star or any Arizona Star Subsidiary is in full force and effect and not subject to any dispute. Arizona Star and the Arizona Star Subsidiaries are in compliance with each of such Authorizations, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Arizona Star, or would not reasonably be expected to materially impair the ability of Arizona Star to perform its obligations hereunder or prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. No event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any of such Authorizations. Arizona Star has no reason to believe that the Authorizations required to be obtained by Arizona Star or any Arizona Star Subsidiary in order to develop the Property and the Mineral Rights in the manner contemplated in the Arizona Star Public Documents filed (and available on SEDAR) on or before the date hereof will not be obtained in the ordinary course and without undue delay.
     24. Environmental
          Except for any matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect in respect of Arizona Star:
(a)	all facilities and operations of Arizona Star and the Arizona Star Subsidiaries have been conducted, and are now, in compliance with all environmental Laws;

(b)	Arizona Star and the Arizona Star Subsidiaries are in possession of, and in compliance with, all environmental approvals, consents, waivers, permits, orders and exemptions required to own, lease and operate its real property and mineral interests and rights and to conduct its business as it is now being conducted;

(c)	no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Arizona Star and the Arizona Star Subsidiaries and, to the knowledge of Arizona Star, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(d)	neither Arizona Star nor any Arizona Star Subsidiary is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e)	to the knowledge of Arizona Star, there are no actual changes in the status, terms or conditions of any environmental approvals, consents, waivers, permits, orders and exemptions held by Arizona Star or any Arizona Star Subsidiary or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Arizona Star or any Arizona Star Subsidiary following the Expiry Time, except as set out in the Disclosure Letter;

(f)	Arizona Star and the Arizona Star Subsidiaries have made available to Barrick all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and
(g)	Arizona Star and the Arizona Star Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in any liability under any environmental Laws, to Arizona Star’s knowledge.
     25. Disclosure Controls and Procedures
          Arizona Star has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by Arizona Star under Applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Applicable Securities Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Arizona Star in the Arizona Star Public Documents is accumulated and communicated to the management of Arizona Star, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
     26. Internal Control Over Financial Reporting
          Arizona Star maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Arizona Star and the Arizona Star Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Arizona Star and the Arizona Star Subsidiaries are being made only in accordance with authorizations of management and directors of Arizona Star and the Arizona Star Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Arizona Star or the Arizona Star Subsidiaries that could have a material effect on its financial statements. To the knowledge of Arizona Star, prior to the date of this Agreement: (A) there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of Arizona Star that are reasonably likely to adversely affect the ability of Barrick to record, process, summarize and report financial information, and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Arizona Star. Since May 1, 2006, Arizona Star has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of Arizona Star regarding questionable accounting or auditing matters.

          27. Up-the-Ladder Reporting
          Except as disclosed in the Disclosure Letter, no attorney representing Arizona Star or any Arizona Star Subsidiary, whether or not employed by Arizona Star or any Arizona Star Subsidiary, has reported evidence of a violation of any Applicable Securities Laws, breach of fiduciary duty or similar violation by Arizona Star or any Arizona Star Subsidiary or their respective officers, directors, employees, agents or independent contractors to Arizona Star’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or board of directors.
          28. Stock Exchange Compliance
          Arizona Star is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSXV and AMEX.
     29. Reporting Issuer Status
          As at the date hereof Arizona Star is a reporting issuer not in default under the securities laws of (a) the Provinces of British Columbia and Alberta, and (b) the United States.
     30. United States Securities Laws
     (a) Arizona Star is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.
     (b) Arizona Star is a “foreign private issuer” (as such term is defined in Rule 3b-1 under the US Exchange Act).
     (c) To Arizona Star’s knowledge, persons holding not more than 40% of the Common Shares are U.S. holders for purposes of Rule 14d-1(b) under the US Exchange Act.